EXHIBIT 99.7

The Company to participate in investor conference held by CLSA

Date of events: 2015/09/07

Contents:

1.	Date of the investor conference: 2015/09/17~2015/09/18

2.	Time of the investor conference: 8:30 a.m.

3.	Location of the investor conference: Hong Kong

4.	Brief information disclosed in the investor conference: The conference will be held by CLSA

5.	The presentation of the investor conference release: Please refer to http://newmops.tse.com.tw/

6.	Will the presentation be released in the Company’s website: Yes, please refer to http://www.cht.com.tw/en/ir/mae-calendar.html

7.	Any other matters that need to be specified: None